June 4, 2009

VIA USMAIL and FAX (416) 369-2301

Mr. Richard B. Clark
Chief Executive Officer
Brookfield Properties Corporation
Brookfield Place
181 Bay Street, Suite 330
Toronto, Ontario, Canada M5J 2T3

>   **Re: Brookfield Properties Corporation**
>   **Form 40-F for the fiscal year ended December 31, 2008**
>   **Filed March 31, 2009**
>   **File No. 001-14916**

Dear Mr. Clark:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the fiscal year ended December 31, 2008

General

1.   We note that a majority of your executive officers or directors may be U.S. citizens or residents and a significant portion or your assets may be located in the U.S. Please

provide us your analysis as to how you have determined you are a "foreign private issuer" under Rule 3b-4 of the Exchange Act.

Exhibit 99.1 – Renewal Annual Information Form

General Development of the Business, page 5

General

2.   We note your disclosure in the MD&A and also in Note 14 to the Consolidated Financial Statements that you recorded a reduction in your net tax liability of $479 million and corresponding net benefit of $479 million in your income statement because your wholly-owned U.S. subsidiary Brookfield Properties, Inc. elected to qualify as a REIT. Considering your current ownership structure, please provide a legal analysis as to why your subsidiary satisfies the REIT ownership requirements set forth in Section 856 of the Internal Revenue Code, specifically the requirement that the entity is not a "closely held" company.

Business of Brookfield Properties

Primary Markets and Properties, page 14

3.   We note that you currently provide rent per square foot for some of the markets that you have disclosed in this section. In future filings, please disclose your average effective annual rent per square foot as of the end of your most recently completed fiscal year for all the markets that you have provided. Please also provide this disclosure to us supplementally in response to this comment.

Exhibits

4.   Your joint venture relationships, particularly your arrangement with Blackstone in connection with the Trizec portfolio, appear material to the continued operation of the commercial real estate services segment of your business. To the extent material, please attach these agreements as exhibits to your filing or, alternatively, please tell us why you believe such agreements are not required as attachments under Canadian law.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3655 with any questions.

Sincerely,

Sonia G. Barros
Special Counsel